U.S. PRECIOUS METALS, INC.

176 ROUTE 9 NORTH, SUITE 306

MARLBORO

NEW JERSEY, 07728

March 20, 2014

Securities and Exchange Commission

FAO Ms. Tia L Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Washington

District of Columbia, 20549

RE: U.S. PRECIOUS METALS, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED MAY 31, 2013

FILED SEPTEMBER 13, 2013

FORM 8-K FILED JANUARY 15, 2014

File NO. 000-50703

Dear Ms. Jenkins

We refer to your February 25, 2014 comment letter to the Company and would respond as follows:

In the Company’s next Form 10-K (for the period ended May 31, 2014) to be filed with the Securities and Exchanged Commission, the Company will remove the text referring estimates of mineralized material as referenced in your February 25, 2014 comment letter to the Company.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal the federal securities law of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely

For and on behalf of

U.S. Precious Metals, Inc.

/s/ David J. Cutler

David J Cutler

Chief Financial Officer